Exhibit 1

2116-130 Adelaide St. W. Toronto, Ontario Canada M5H 3P5

For Immediate Release	News Release

AMEX: PAL, PAL.WS

TSX:  PDL, PDL.WT

North American Palladium Settles Crusher Litigation

Collects Additional $14.5 Million

TORONTO, July 7 – North American Palladium today announced that it has settled a dispute with its insurer relating to the failure of the Company’s primary crusher in 2002 at the Lac des Iles Mine.  Under the settlement, the Company will receive a cash payment of $14.5 million, which will be recorded in the Company’s financial statements for the second quarter of 2008.  This payment is in addition to the $7.1 million insurance recovery that was paid in the third quarter of 2004, for a total gross recovery of $21.6 million.

Mr. Jim Excell, President and CEO said: “The failure of the primary crusher had a significant impact on North American Palladium’s operations and the financial results for 2002 and 2003.  We are satisfied with the outcome and pleased that this matter can finally be put behind us.”

About North American Palladium

North American Palladium is one of North America’s largest producers of palladium.  The Company’s core palladium business at the Lac des Iles mine is strengthened by a significant contribution from platinum, nickel, gold and copper by-product metals.  The Company is actively progressing its three advanced exploration projects: the Offset High Grade Zone at its Lac des Iles Mine, the Shebandowan West Project, located approximately 100 kilometres from the mine, and the Arctic Platinum Project in Finland.  Please visit www.napalladium.com for more information.

For further information please contact:

Trent Mell
Vice President, General Counsel & Corporate Secretary
Tel:	(416) 360-7971 Ext. 225
Email:	tmell@napalladium.com

Linda Armstrong
Director, Investor Relations
Tel:	(416) 360-7971 Ext. 226
Email:	larmstrong@napalladium.com